# PHARM ROBOTICS, LLC

## FINANCIAL STATEMENTS

## AND

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

## DECEMBER 31, 2019

## PHARM ROBOTICS, LLC

## TABLE OF CONTENTS

GENSKE, MULDER & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4150 E. CONCOURS ST., STE 250, ONTARIO, CALIFORNIA 91764
TEL: 909-483-2100 | FAX: 909-483-2109
www.genskemulder.com

**Independent Accountant's Review Report**

Pharm Robotics, LLC
San Jacinto, California

We have reviewed the accompanying financial statements of Pharm Robotics, LLC (a partnership), which comprise the balance sheet as of December 31, 2019 and the related statements of income, members' equity and cash flows for the period then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Ontario, California
September 30, 2020

*Genske, Mulder & Co., LLP*

**GENSKE, MULDER & CO., LLP**
**Certified Public Accountants**

**PHARM ROBOTICS, LLC**

**BALANCE SHEET**
**DECEMBER 31, 2019**

**ASSETS**

| | | |
|---|---|---|
| ASSETS | $ | NONE |

**LIABILITIES AND MEMBERS' EQUITY**

| | | |
|---|---|---|
| CURRENT LIABILITIES: | | |
| Accounts payable, trade | $ | 7,322 |
| MEMBERS' EQUITY | | (7,322) |
| Total liabilities and members' equity | $ | - |

See accompanying notes and independent accountant’s review report.

# PHARM ROBOTICS, LLC

## STATEMENT OF MEMBERS' EQUITY
## FOR THE PERIOD ENDED DECEMBER 31, 2019

| | TOTAL | MOO GROUP, LLC | JASON SWARTZ | JOE TRUJILLO | CHRIS VAN DER BERG | THOMAS HINTZ |
|---|---|---|---|---|---|---|
| Balances at February 12, 2019 (inception) | $ - | $ - | $ - | $ - | $ - | $ - |
| Contributions | 23,008 | 5,388 | 8,810 | 8,810 | - | - |
| Net loss (92.02%,2.5%,2.5%,.98%,2.0%) | (30,330) | (27,910) | (758) | (758) | (297) | (607) |
| Balances at December 31, 2019 (deficit) | $ (7,322) | $ (22,522) | $ 8,052 | $ 8,052 | $ (297) | $ (607) |

See accompanying notes and independent accountant's review report.

## PHARM ROBOTICS, LLC

## STATEMENT OF INCOME
## FOR THE PERIOD ENDED DECEMBER 31, 2019

| | | TOTAL |
|---|---|---|
| INCOME: | $ | - |
| OPERATING EXPENSES: | | |
| Marketing | | 6,222 |
| Supplies | | 8,386 |
| Taxes and licenses | | 1,100 |
| Professional fees | | 9,378 |
| Travel | | 5,244 |
| Total operating expenses | | 30,330 |
| Net loss | $ | (30,330) |

See accompanying notes and independent accountant's review report.

**PHARM ROBOTICS, LLC**

**STATEMENT OF CASH FLOWS**
**FOR THE PERIOD ENDED DECEMBER 31, 2019**

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net loss | $ | (30,330) |
| Revenue and expense adjustments: | | |
| Change in operating assets and liabilities: | | |
| Increase in accounts payable and accrued expenses | | 7,322 |
| Net cash used in operating activities | | (23,008) |
| CASH FLOWS FROM INVESTING ACTIVITIES | | NONE |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Contributions | | 23,008 |
| Net change in cash | | - |
| Cash balance at February 12, 2019 (inception) | | - |
| Cash balance at December 31, 2019 | $ | - |

See accompanying notes and independent accountant's review report.

## NOTES TO THE FINANCIAL STATEMENTS
## DECEMBER 31, 2019

### 1. Statement of business

Pharm Robotics, LLC (the "Company") is an AgTech startup based in San Jacinto, California. The Company is developing a robotic injection system for the dairy business that will automate the shot delivery process, thus saving significantly on labor costs and increasing yields regarding pregnancy rates, herd production, and milk quality on a per cow per year basis. This will ultimately lead to the development of the first predictive modeling platform for dairy and beef regarding health-related data to optimize the shot delivery process. The Company aims to increase animal health standards and create a sustainable future for the modern-day farmer through the use of automation and machine learning.

### 2. Summary of significant accounting policies

#### Nature of operations

The Company is in the process of developing a robotic shot delivery system. The Company currently does not have a material amount of income and is not yet operational. Costs at this stage are dominated by marketing, supplies and professional fees necessary to develop the business.

#### Basis of accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

#### Income taxes

The Company is operated as a partnership which is not a taxpaying entity for federal and state income tax purposes; therefore, no income tax expense has been recorded in these financial statements. Income from the Company is taxed to the partners on their individual returns. The partners occasionally make estimated tax payments towards their personal income tax liability from the Company's bank account. These payments are treated as withdrawals of equity.

The Company believes that their income tax filing positions will be sustained upon examination and accordingly, have not recorded any reserves, or related accruals for interest and penalties at December 31, 2019, for uncertain tax positions. The Company has a policy under which, if required to be recognized in the future, they will classify interest and related penalties in interest expense in the income statement. The Company believes it is no longer subject to United States federal income tax examinations for the years prior to 2019 and state income tax examinations for the years prior to 2019.

#### Revenue recognition

The Company will begin recognizing revenue once it's product lines and services are developed.

#### Cash

The Company, at times, in the ordinary course of business, maintains cash balances at financial institutions in excess of federally insured amounts. No losses are anticipated thereon.

#### Accounts receivable

The Company does not have accounts receivable as of December 31, 2019.

#### Fair value of financial instruments

The Company's financial instruments are accounts payable. The recorded values of accounts payable approximate their fair values based on their short-term nature.

## 2. Summary of significant accounting policies (continued)

### Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make certain estimates and assumptions that directly affect the results of reported amounts and disclosures. Actual results may differ from these estimates.

## 3. Subsequent events

Management has evaluated subsequent events through September 30, 2020, the date that the financial statements were available to be issued.